04002102

SECU**R** ... **C**OMMISSION
washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC **R**ECEIVED FEB 2 6 2004 WASH. D.C. PROCESSING SECTION 155

SEC FILE NUMBER
8- 28302

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FINANCE 500, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19762 MacARTHUR BLVD., SUITE 200
                          (No. and Street)

IRVINE   CALIFORNIA   92612
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK   949/253-4000
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
          (Name — if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., SUITE 255   LONG BEACH   CALIFORNIA   90803
(Address)   (City)   (State)   Zip Code

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
~~THOMSON~~ FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JON McCLINTOCK _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ FINANCE 500, INC. _____, as of DECEMBER 31, _____, 20 03 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ NONE _____

_____

GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
County
4, 2005

GEORGIA F. SHAW Notary Public

JON McCLINTOCK Signature

CFO
Title

GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCE 500, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

<u>INDEPENDENT AUDITORS' REPORT</u>

The Board of Directors
Finance 500, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Finance 500, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Finance 500, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 9 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich, Goodyear & Hinds

Long Beach, California
February 10, 2004

-1-

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents:		
Cash in banks		$ 409,485
Money market		52,693
Total cash and cash equivalents		462,178
Receivables:		
Commissions	$ 1,177,153	
Other	49,100	1,226,253
Deposits		250,000
Property and equipment, at cost – net of accumulated depreciation of $59,373		1,334
Total assets		$ 1,939,765

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Commissions payable		$ 1,098,034
Accounts payable and other liabilities		68,439
Income taxes payable		76,750
Total liabilities		1,243,223
Stockholder's equity:		
Common stock, no par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	$ 15,000	
Paid-in capital	452,000	
Retained earnings	229,542	
Total stockholder's equity		696,542
Total liabilities and stockholder's equity		$ 1,939,765

The accompanying notes are an integral part of the financial statements.

FINANCE 500, INC.
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions income		$ 12,261,159
Listed income fees		1,174,634
Rebate fees		100,434
Other income		110,358
Total revenues		13,646,585
Expenses:		
Commissions	$ 10,094,415	
Salaries	1,186,063	
Depreciation	5,046	
Rent	306,641	
Consulting and professional fees	388,390	
Communications	178,609	
Equipment costs and supplies	111,002	
Registration fees	74,672	
Insurance	117,840	
Pension contribution	26,421	
Business development	122,323	
Other operating expenses	849,612	
Total expenses		13,461,034
Income before income taxes		185,551
Income taxes		76,750
Net income		$ 108,801

The accompanying notes are an integral part of the financial statements.

FINANCE 500, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	$ 15,000	100,000	120,741	235,741
Capital contributions	-	352,000	-	352,000
Net income for the year ended December 31, 2003	-	-	108,801	108,801
Balance, end of year	$ 15,000	452,000	229,542	696,542

The accompanying notes are an integral part of the financial statements.

Cash flows from operating activities:		
Net income		$ 108,801
Adjustments to reconcile net income to net cash used for operating activities:		
Depreciation	$ 5,046	
Increase in commissions receivable	(608,304)	
Decrease in other receivable	3,543	
Increase in deposits	(200,000)	
Increase in accounts payable and other liabilities	34,251	
Increase in commissions payable	594,770	
Increase in income taxes payable	55,017	
Total adjustments		(115,677)
Net cash flows used for operating activities		(6,876)
Cash flows from investing activities		-
Cash flows from financing activities:		
Capital contributions	352,000	
Net cash flows provided by financing activities		352,000
Net increase in cash		345,124
Cash and cash equivalents at beginning of year		117,054
Cash and cash equivalents at end of year		$ 462,178

SUPPLEMENTAL CASH INFORMATION

Cash payments for:		
Income taxes	$	21,733
Interest expense	$	5,287

The accompanying notes are an integral part of the financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $100,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables and, thus, is subject to the risks inherent in the economy.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Transactions

Security transactions are reported on a settlement date basis which is generally the third business day following the transaction date. While generally accepted accounting principles require reporting on a trade date basis, the difference between trade date and settlement date is not material. Related commissions and expenses are recorded on the accrual basis.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over sixty months.

Income Taxes

The Company files its income tax returns on the accrual basis of accounting. Deferred income taxes result primarily from timing differences in the reporting of California franchise tax expense for financial and tax purposes.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

(2) ACCOUNTS RECEIVABLE/COMMISSIONS PAYABLE

The accounts receivable represent commissions due to the Company from the sale of securities, limited partnership interests and mutual funds.

The commissions payable represent amounts due the Company's sales representatives in connection with the sale of securities.

(3) DEPOSITS

The deposit of $250,000 as of December 31, 2003, consists of monies being held by Penson Financial Services, the Company's clearing agent.

(4) PROPERTY AND EQUIPMENT

Property and equipment is comprised of:

Office machinery and equipment	$ 52,039
Office furniture and fixtures	8,668
	60,707
Less accumulated depreciation	(59,373)
Net property and equipment	$ 1,334

Depreciation expense for the year ended December 31, 2003, was $5,046.

(5) PROVISION FOR INCOME TAXES

Income tax expense (benefit) consists of the following:

	Federal	State	Total
Current	$ 58,971	17,779	76,750
Deferred	-	-	-
Total	$ 58,971	17,779	76,750

Deferred taxes are accounted for under Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which uses an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. The tax effect of timing differences was not material at December 31, 2003.

(6) RELATED PARTY TRANSACTION

Other receivable is due from a company which is related through common ownership. The amount is due on demand and is non-interest bearing.

(7) PENSION PLAN

The Company sponsors a 401(k) pension plan which is open to all employees who have been with the Company for at least three months. The Company matches 5% for every dollar the employee contributes to the plan. Employer contributions to the plan for the year amounted to $26,421.

(8) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Bank of America which had a bank balance of $521,755 at December 31, 2003. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance Corporation

The Company also maintains a clearing deposit account at Penson Financial Services, Inc. This account is required by the Securities and Exchange Commission and is fully insured by Securities Investor Protection Corporation (SIPC).

(9) NET CAPITAL

The Company is subject to a $100,000 minimum net capital requirement under SEC Rule 15c3-1 which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2003, the net capital ratio was 1.94 to 1 and net capital was $639,864 which exceeded the required minimum capital by $539,864.

(10) DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of net reserve requirements is not applicable as the Company qualifies for an exemption under SEC Rule 15c3-3(k)(2)(ii).

(11) COMMITMENTS

The Company entered into a sixty-month lease expiring May 31, 2006, for an office suite in Irvine, California. Minimum future lease payments in this lease at December 31, 2003, are as follows:

(11) COMMITMENTS, Continued

2004	$ 287,773
2005	287,773
2006	119,906
	$ 695,452

The Company has also entered into various operating leases on computer equipment. The terms of the leases are for thirty-six month periods. The lease agreements expire in 2005.

As of December 31, 2003, minimum rental lease payments through the remainder of the lease terms are as follows:

2004	$ 8,532
2005	2,133
Total minimum future rental payments	$ 10,665

Total rental expenses for the year amounted to $337,600.

COMPUTATION OF NET CAPITAL

Total equity from statement of financial condition		$ 696,542
Less non-allowable assets:		
Property and equipment	$ 1,334	
Other receivable	49,100	50,434
Net capital before haircut		646,108
Haircut:		
Money market (2% of $52,693)	1,054	
Inventory	5,190	6,244
Net capital		$ 639,864

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 82,881
Minimum dollar net capital required	$ 100,000
Net capital requirement (greater of above)	$ 100,000
Excess net capital	$ 539,864

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness)	$ 1,243,223
Ratio of aggregate indebtedness to net capital	1.94 to 1
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital as reported above.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

<u>REPORT ON INTERNAL CONTROL STRUCTURE</u>

The Board of Directors
Finance 500, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Finance 500, Inc. for the year ended December 31, 2003, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 10, 2004